Exhibit 99.1

RISK FACTORS

             You should carefully consider the risks described below before making an investment in our company.  Any of the following risks could materially adversely affect our business, results of operations and financial condition and could result in a complete loss of your investment.

We Have a Limited Operating History And Are Subject to the Risks that Our Solutions Are Not Adopted by Financial Service Providers or Used by Consumers

             We were incorporated in April 1997. Accordingly, we have a limited operating history with which you can evaluate our business and prospects. Our business is new and will not be successful unless consumers adopt wide usage of Internet-based financial services and financial service providers choose our solutions to deliver those services. In addition, our prospects must be considered in light of the risks and uncertainties encountered by early stage companies in new and rapidly evolving markets such as the Internet-based financial services market.

We Have a History of Losses, We Expect to Continue to Incur Losses and We May Not Achieve or Maintain Profitability

             We may never generate sufficient revenues for profitability. We have incurred substantial net losses in every quarter since we began operations, and we expect that we will continue to lose money into 2002. We incurred net losses of $18.4 million for the six-month period ended June 30, 2001, and as of that date we had an accumulated deficit of $64.8 million. In addition, we plan to increase our operating expenses to expand our sales and marketing operations and professional services organizations, develop new products, expand internationally and continue to build our operational infrastructure. As a result, we expect to incur significant operating losses on a quarterly and annual basis for the foreseeable future.

We May Need to Raise Additional Financing to Fund our Operations and May Not Be Able to Raise Funds on Beneficial Terms or at All

             Because we have a history of losses and have limited cash resources, we may have to raise financing in the near future to fund our operations.  If we are required to raise financing, we may be required to sell equity or debt securities at severely discounted prices and with terms that are superior to the rights of our common shareholders, or we may not be able to raise financing at all.  If we sell equity or debt securities, the price of our common stock could decrease significantly, and the interests of our common shareholders could be diluted substantially.

Our Quarterly Results Fluctuate Significantly and May Fall Short of Anticipated Levels, Which May Cause the Price of Our Common Stock to Decline

             Our quarterly operating results have varied in the past and we expect they will continue to vary from quarter to quarter in the future. In future quarters, our operating results may be below the expectations of public market analysts and investors, which could cause the price of our common stock to decline. In addition, we have difficulty predicting the volume and timing of orders and recognize a substantial portion of our revenues on a percentage completion of contract basis. Any delays in closing orders or implementation of products or services can cause our operating results to fall substantially short of anticipated levels for any quarter. As a result of these and other factors, we believe period-to-period comparisons of our historical results of operations are not necessarily meaningful and are not a good predictor of our future performance.

The Market Price for Our Common Stock, Like Other Technology Stocks, May Be Volatile

             The value of your investment in Corillian could decline due to the impact of any of the following factors upon the market price of our common stock:

• variations in our actual and anticipated operating results;

• changes in our earnings estimates by analysts;

• our failure to meet analysts' performance expectations; and

• lack of liquidity.

             The stock markets have recently experienced stock price and volume volatility that has affected companies' stock prices.  The stock markets may continue to experience volatility that may adversely affect the market price of our common stock.  Stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to their operating performance.  Fluctuations such as these may affect the market price of our common stock.

             As of August 1, 2001, the 52-week high and low trading prices of our common stock, as reported on Nasdaq, were $17.06 and $2.56, respectively.

Our Products' Lengthy Sales Cycles May Cause Revenues and Operating Results to be Unpredictable and to Vary Significantly From Period to Period

             The sale and implementation of our products and services are often subject to delays because of our customers' internal budgets and procedures for approving large capital expenditures and deploying new technologies within their networks. As a result, the time between the date of initial contact with a potential customer and the execution of a contract with the customer typically ranges from three to nine months. In addition, our prospective customers' decision-making processes require us to provide a significant amount of information to them regarding the use and benefits of our products. We may expend substantial funds and management resources during a sales cycle and fail to make the sale.

If We Do Not Develop International Operations as Expected or Fail to Address International Market Risks, We May Not Achieve Anticipated Sales Growth

             To increase our revenues, we are pursuing international sales opportunities and have opened international offices. International expansion of our business may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products internationally. We will need to develop international sales, professional services and support organizations, and we will need to form additional relationships with partners worldwide. These activities require significant investments of time and capital from us. If we are unable to develop international operations and international sales on a timely basis or at all, we may not achieve anticipated sales growth, gross margins or operating results. If we are successful in developing international sales, we will be subject to a number of risks associated with international operations, including:

• longer accounts receivable collection cycles;

• expenses associated with localizing products for foreign markets;

• difficulties in managing operations across disparate geographic areas;

• difficulties in hiring qualified local personnel and complying with disparate labor laws;

• foreign currency exchange rate fluctuations;

• difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; and

• unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations.

             If we fail to address these risks, our results of operations and financial condition may be adversely affected.

We May Not Achieve Anticipated Revenues if We Do Not Successfully Introduce New Products or Develop Upgrades or Enhancements to Our Existing Products

             To date, we have derived substantially all of our revenues from licenses and professional and support services related to our Corillian Voyager product and its related applications. We expect to add new products by acquisition, partnering or internal development and to develop enhancements to our existing products. New or enhanced products may not be released on schedule and may not achieve market acceptance. New products or upgrades to existing products may contain defects when released, which could damage our relationship with our customers or partners and further limit market acceptance of our products and services. If we are unable to ship or implement new or enhanced products and services when planned, or fail to achieve timely market acceptance of our new or enhanced products and services, we may lose sales and fail to achieve anticipated revenues.

If We, or Our Implementation Partners, Do Not Effectively Implement Our Solutions at Financial Service Providers' Facilities, We May Not Achieve Anticipated Revenues or Gross Margins

             Our solutions are complex and must integrate with complex data processing systems at our customers' facilities. Implementing our solutions at these facilities is a lengthy process, generally taking between 90 and 270 days to complete. In addition, we generally recognize revenue on a percentage completion basis, so our revenue is often dependent on our ability to complete implementations within the time periods that we establish for our projects. We rely on a combination of internal implementation teams and outsourced implementation teams for our implementations. If these teams encounter significant delays in implementing our solutions for a customer or fail to implement our solutions effectively or at all at a customer's facility, we may not be able to recognize any revenue from the contract or be required to recognize negative revenue from the contract if our revised project estimates indicate that we recognized excess revenues in prior periods.  In addition, we may incur monetary damages or penalties if we are not successful in completing projects on schedule.

If Our Solutions Do Not Integrate Effectively With Applications Developed by Third Parties, We May Not Achieve Anticipated Revenues

             A significant aspect or our strategy involves allowing applications developed by third parties to integrate with our solutions. If we are not successful in developing and maintaining our solutions so that they can integrate with third-party applications, we may not be successful in marketing our solutions to financial service providers or in partnering with key application providers in our industry.  If we do not successfully integrate the solutions and services of these partners, we may not achieve anticipated revenue.

The Market For Internet-Based Financial Services Has Only Recently Begun to Develop, and if Consumers Do Not Widely Use Internet-Based Financial Services, Our Results of Operations and Financial Condition Could be Harmed

             We cannot predict the size of the market for Internet-based financial services, the rate at which that market will grow, or whether consumers will widely accept Internet-based financial services such as those enabled by our products. Any event that results in decreased consumer use of financial services in general and Internet-based financial services in particular could harm our results of operations and financial condition. We expect to continue to depend on Internet-based financial products and services for substantially all of our revenues in the foreseeable future. However, the market for Internet-based financial services has only recently begun to develop. Critical issues concerning commercial use of the Internet for financial services—including security, reliability, privacy, ease and cost of access, and quality of service—are still evolving. Changes in economic conditions and unforeseen events, including recession, inflation or other adverse occurrences, may result in a decline in the use of financial services in general, and less consumer demand for Internet-based financial products and services in particular, each of which could have a material adverse effect on our results of operations and financial condition.

Competition in the Market For Internet-Based Financial Services is Intense and Could Reduce Our Sales and Prevent Us From Achieving Profitability

             The market for Internet-based financial services is new, intensely competitive, highly fragmented and rapidly changing. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share for our products and services.  We compete with a number of companies in various segments of the Internet-based financial services industry, and our competitors vary in size and in the scope and breadth of the products and services they offer. Our primary competitors for software platforms designed to enable financial institutions to offer Internet-based financial services, both domestically and internationally, include S1, Digital Insight, Financial Fusion, Online Resources and Communications and Brokat. We also compete with companies that offer software platforms designed for internal development of Internet-based financial services software, such as IBM's WebSphere. Within this segment of our industry, many companies are consolidating, creating larger competitors with greater resources and a broader range of products.

             Some of our applications also compete with companies that offer solutions with similar functionality to our solutions, such as Broadvision and Vignette for targeted marketing solutions, Just-in-Time for electronic bill presentment and payment solutions, and Yodlee for aggregated financial data solutions. We also compete with businesses delivering financial services through Internet portals, banks marketing their own Internet-based financial services, and non-bank financial service providers, such as brokerages and insurance companies, seeking to expand the breadth of their Internet product and services offerings. In addition, our customers may develop competing products. For example, a bank or brokerage may choose to develop its own software platform for Internet-based financial services. Several of the vendors offering data processing services to financial institutions, including EDS, Fiserv, Jack Henry and Metavante (a division of M&I Data Services), also offer Internet banking solutions that compete with our solutions.

             Many of our competitors and potential competitors have a number of significant advantages over us, including:

• a longer operating history;

• more extensive name recognition and marketing power;

• preferred vendor status with our existing and potential customers; and

• significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

             Our competitors may also bundle their products in a manner that may discourage users from purchasing our products. Existing and potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share.

A Small Number of Customers Account For a Substantial Portion of Our Revenues in Each Period; Our Results of Operations and Financial Condition Could Suffer if We Lose Customers or Fail to Add Additional Customers to Our Customer Base

             We derive a significant portion of our revenues from a limited number of customers in each period. Accordingly, if we fail to close a sale with a major potential customer, if a contract is delayed or deferred, or if an existing contract expires or is cancelled and we fail to replace the contract with new business, our revenues would be adversely affected. During the six-month period ended June 30, 2001, one customer accounted for approximately 22% of our consolidated revenues.  We expect that a limited number of customers will continue to account for a substantial portion of our revenues in each quarter in the foreseeable future. If a customer terminates a Corillian Voyager contract with us early, we would lose ongoing revenue streams from annual maintenance fees, hosting fees, professional service fees and potential additional license and service fees for additional increments of end users and for other Corillian Voyager applications.

If We Do Not Successfully Integrate the Operations of Hatcher Associates Inc. With Our Operations, Our Results of Operations and Financial Condition May Suffer

             In November 2000, we acquired Hatcher Associates Inc. and renamed the company Corillian Services, Inc. This acquisition poses certain risks to our operations, including:

• problems combining the purchased operations;

• problems integrating the business model of Corillian Services, Inc. with ours;

• unanticipated costs;

• diversion of management's attention from our core business; and

• potential loss of key employees.

             Corillian Services, Inc. will continue to implement consumer banking software platforms under third party contracts, one of which is with Corillian Corporation. All of these contracts allow the third parties to terminate the contracts upon as little as 30-days notice. If a Corillian Services, Inc. customer terminates its contract, Corillian Services, Inc. may not be able to replace that customer's business. Consequently, our consolidated results of operations and financial condition may suffer.

A Substantial Number of Shares of Our Common Stock are Eligible For Sale Pursuant to a Registration Statement We Filed in April 2001, and if a Significant Number of These Shares Are Sold in the Public Market, Our Stock Price May Decline

             In connection with our acquisition of Hatcher Associates Inc. in November 2000, we agreed to register for sale a certain number of shares of our common stock issued to the former shareholders of Hatcher Associates (See "Selling Shareholders").  We registered these shares in April 2001 along with shares we registered for some of our other shareholders with registration rights.  In total, we registered 3,764,903 shares in April 2001.

Consolidation in the Financial Services Industry Could Reduce the Number of Our Customers and Potential Customers

             As a result of the mergers and acquisitions occurring in the banking industry today, some of our existing customers could terminate their contracts with us and potential customers could break off negotiations with us. An existing or potential customer may be acquired by or merged with another financial institution that uses competing Internet-based financial products and services or does not desire to continue the relationship with us for some other reason, which could result in the new entity terminating the relationship with us.

             In addition, an existing or potential customer may be acquired by or merged with one of our existing customers that licenses our products under a contract with more favorable terms and that can be applied to the acquired customer's business operations. This may result a reduction in our anticipated revenue from the acquired customer.

We May Not be Able to Recruit or Retain Qualified Personnel or Integrate Qualified Personnel Into Our Organization

             If we are unable to hire and retain additional qualified personnel, or if newly hired personnel fail to develop the necessary skills or to reach anticipated productivity levels, we may not be able to increase sales of our products or expand our business. Our success depends on our ability to attract and retain additional qualified personnel in engineering, marketing, professional services and sales. Competition for these types of personnel is intense, and these types of personnel may be in limited supply in the area where our principal offices are located.

If We Lose Key Personnel, We Could Experience Reduced Sales, Delayed Product Development and Diversion of Management Resources

             Our success depends largely on the continued contributions of our key management, technical, sales and marketing and professional services personnel, many of whom would be difficult to replace. If one or more members of our key employees were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources. We do not have employment agreements with our senior managers or other key personnel. We maintain "key person" life insurance in the amount of $2.0 million on Ted F. Spooner, our Chief Executive Officer, but this amount likely would be inadequate to compensate us for the loss of his services.

Acquisitions May be Costly and Difficult to Integrate, Divert Management Resources or Dilute Shareholder Value

             We have considered strategic acquisitions in the past and in the future may acquire or make investments in complementary companies, products or technologies. We may not be able to successfully integrate these companies, products or technologies. In connection with these acquisitions or investments, we could:

• issue stock that would dilute our current shareholders' percentage ownership;

• incur debt and assume liabilities; and

• incur amortization expenses related to goodwill and other intangible assets or incur large and immediate write-offs.

             Future acquisitions also could pose numerous additional risks to our operations, including:

• problems combining the purchased operations, technologies or products;

• problems integrating the business models of acquisition targets with ours;

• unanticipated costs;

• diversion of management's attention from our core business;

• adverse effects on existing business relationships with suppliers and customers;

• entering markets in which we have no or limited prior experience; and

• potential loss of key employees, particularly those of the purchased organization.

If We Become Subject to Intellectual Property Infringement Claims, These Claims Could be Costly and Time Consuming to Defend, Divert Management Attention or Cause Product Delays

             Any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend, divert our management's attention, or cause product delays. We expect that software product developers and providers of Internet-based financial services will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products overlaps. If our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements in order to be able to sell our products. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

             There has been substantial litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties may claim that our current or potential future products infringe their intellectual property.

             On March 20, 2000, S1 Corporation, one of our competitors, filed a patent infringement lawsuit against us. According to the complaint filed by S1, S1 claims that we are infringing a patent that was issued to S1 in February 2000. S1 seeks injunctive relief prohibiting us from infringing its patent, a court order requiring us to recall all copies of our software that infringe its patent, an award of unspecified monetary damages and attorneys’ fees and costs. We believe, based on discussions with our patent counsel, we do not infringe any valid claims of this patent. We intend to vigorously contest S1’s claims. An outcome that is adverse to us, costs associated with defending the lawsuit and the diversion of management’s time and resources to defend the lawsuit could seriously harm our business, results from operations, financial condition and liquidity.

             In April 2000, KeyBank National Association brought a lawsuit against one of our employees, alleging that the employee violated the terms of confidentiality agreements with KeyBank and used trade secrets of KeyBank in performing work for us. We investigated the allegations and concluded that the employee did not use trade secrets or confidential information in performing services for us. We continue to employ this employee. In January 2001, KeyBank named us as a party to the lawsuit, alleging that we used KeyBank’s trade secrets and confidential information in performing work for some of our customers. KeyBank is seeking an injunction and unspecified monetary damages. We filed a counterclaim against KeyBank, alleging that KeyBank used proprietary information that we disclosed to KeyBank when we shared our technology with them in November 1998. We are seeking an injunction and unspecified monetary damages. We intend to vigorously contest KeyBank’s claims and pursue our counterclaim. An outcome that is adverse to us, costs associated with the lawsuit and the diversion of management’s time and resources to defend the lawsuit could seriously harm our business, results from operations, financial condition and liquidity.

We May Incur Substantial Losses From Non-Operating Activities, Such as Our Minority Investments in Other Companies, or Lose the Entire Amount We Have Invested in Other Companies

             In the second fiscal quarter of 2000, we made a $3.0 million minority investment in e-Banc, LLC, a Delaware limited liability company. We anticipate contributing an additional $1.0 million to e-Banc in the third fiscal quarter of 2001. Under applicable accounting rules, our proportionate share of any losses incurred by e-Banc will be reflected on our statement of operations as a loss from non-operating activities. These losses may be substantial. During the six-month period ended June 30, 2001, we incurred $219,000 in losses from non-operating activities as a result of our investment in e-Banc. In addition, e-Banc is a new company and has only one customer and limited products at this time. We may lose a portion or all of our investment in e-Banc.

             We may in the future make similar investments in other companies. These investments could result in additional losses for us.

New Technologies Could Render Our Products Obsolete

             If we are unable to develop products that respond to changing technology, our business could be harmed. The market for Internet-based financial services is characterized by rapid technological change, evolving industry standards, changes in consumer demands and frequent new product and service introductions. Advances in Internet technology or in applications software directed at financial services could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete and unmarketable. Our Corillian Voyager solutions were designed to run on servers using the Windows NT operating system. If a new software language or operating system becomes standard or is widely adopted in our industry, we may need to rewrite portions of our products in another computer language or for another operating system to remain competitive.

Defects in Our Solutions and System Errors in Our Customers' Data Processing Systems After Installing Our Solutions Could Result in Loss of Revenues, Delay in Market Acceptance and Injury to Our Reputation

             Complex software products like ours may contain undetected errors or defects that may be detected at any point in the life of the product. We have in the past discovered software errors in our products. After implementation, errors may be found from time to time in our new products or services, our enhanced products or services, or products or services we resell for strategic partners, such as Yodlee's data aggregation service. These errors could cause us to lose revenues or cause a delay in market acceptance of our solutions or could result in liability for damages, injury to our reputation or increased warranty costs.

Restrictions on Export of Encrypted Technology Could Cause Us to Incur Delays in International Sales

             Our software uses encryption technology, the export of which is regulated by the United States government. If the United States adopts new legislation restricting export of software and encryption technology, we may experience delay or reduction in shipment of our products internationally. Existing or future export regulations could limit our ability to distribute our products outside of the United States. We cannot effectively control the unauthorized distribution of software across the Internet. A delay or reduction in the shipment of our products internationally or the unauthorized distribution of or software across the internet could cause our results from operations and financial condition to suffer.

Our Products and Services Must Interact With Other Vendors' Products, Which May Not Function Properly

             Our products are often used in transaction processing systems that include other vendors' products, and, as a result, our products must integrate successfully with these existing systems. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary modifications could cause us to incur significant expenses.

If We Become Subject to Product Liability Litigation, it Could be Costly and Time Consuming to Defend

             Since our products are used to deliver services that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers. Product liability litigation arising from these errors, defects or problems, even if it were unsuccessful, would be time consuming and costly to defend. Existing or future laws or unfavorable judicial decisions could negate any limitation of liability provisions that are included in our license agreements.

If We Are Unable to Protect Our Intellectual Property, We May Lose a Valuable Competitive Advantage or be Forced to Incur Costly Litigation to Protect Our Rights

             Our future success and ability to compete depends in part upon our proprietary technology, but our protective measures may prove inadequate to protect our proprietary rights. We rely on a combination of copyright, trademark, patent and trade secret laws and contractual provisions to establish and protect our proprietary rights. None of our technology is patented. We have obtained federal trademark registration for some of our marks. We have applied for, but have not yet obtained, a patent on technology we have developed.  If we do not receive approval for this patent, we may be unable to use this technology without restriction or prevent others from using this technology.

             Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain our software or other proprietary information without authorization, or could develop software competitive to ours. Our competitors may independently develop similar technology, duplicate our products or design around our intellectual property rights. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect the use of our products will become more difficult to monitor if we increase our international presence.

             We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our intellectual property rights is expensive, could cause the diversion of our resources and may not prove successful. If we are unable to protect our intellectual property, we may lose a valuable competitive advantage.

Increasing Government Regulation of the Internet and the Financial Services Industry Could Limit the Market For Our Products and Services, Impose on Us Liability For Transmission of Protected Data and Increase Our Expenses

             Numerous federal agencies have recently adopted rules and regulations protecting consumer privacy and establishing guidelines for financial institutions to follow in selecting technology vendors for solutions such as our solutions. We believe our business does not currently subject us to any of these rules or regulations that would adversely affect our business. However, these rules and regulations are new and may be interpreted to apply to our business in a manner that could make our business more onerous or costly.

             As the Internet continues to evolve, we expect federal, state and foreign governments to adopt more laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for Internet-based financial services.

             If enacted or deemed applicable to us, some laws, rules or regulations applicable to financial service activities could render our business or operations more costly and less viable. The financial services industry is subject to extensive and complex federal and state regulation, and financial institutions operate under high levels of governmental supervision. Our customers must ensure our services and related products work within the extensive and evolving regulatory requirements applicable to them. We may become subject to direct regulation as the market for our business evolves. Federal, state or foreign authorities could adopt laws, rules or regulations affecting our business operations, such as requiring us to comply with data, record keeping and other processing requirements. Any of these laws, rules or regulations, or new laws, rules and regulations affecting our customers' businesses, could lead to increased operating costs and could also reduce the convenience and functionality of our services, possibly resulting in reduced market acceptance.

             A number of proposals at the federal, state and local level and by the governments of significant foreign countries would, if enacted, expand the scope of regulation of Internet-based financial services and could impose taxes on the sale of goods and services and other Internet activities. Any development that substantially impairs the growth of the Internet or its acceptance as a medium for transaction processing could have a material adverse effect on our business, financial condition and operating results.

Network or Internet Security Problems Could Damage Our Reputation and Business

             Unknown security risks may result in liability to us and also may deter financial service providers from purchasing our products and deter consumers of financial services from using our products or services. We rely on standard Internet security systems, all of which are licensed from third parties, to provide the security and authentication necessary to effect secure transmission of data over the Internet. Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may render our Internet security measures inadequate. Someone who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our Internet operations. We may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Eliminating computer viruses and alleviating other security problems may result in interruptions, delays or cessation of service to users accessing Internet sites that deliver our services, any of which could harm our business.